2012/ FINANCIAL STATEMENTS AND REVIEW

2nd quarter 2012



2012 SECOND QUARTER RESULTS

Statoil's second quarter 2012 net operating income was NOK 62.0 billion, a 2% increase compared to NOK 61.0 billion in the second quarter of 2011.

"Statoil continues to deliver good financial results and strong cash generation. We increased oil and gas production by 17% in the second quarter compared to the same period last year. Production in the second quarter was as expected and we maintain our production guidance for 2012," says Helge Lund, Statoil's president and CEO.

Statoil's adjusted earnings [8] of NOK 45.8 billion in the second quarter are 5% higher than the same period in 2011, mainly a result of higher gas prices and increased volumes of oil and gas sold.

"We increased our gas production by 33% and we also grew liquids production by 8% consistent with our growth ambitions through start-ups, ramping up production and lower maintenance effects," says Lund.

On the Norwegian continental shelf (NCS), Statoil delivered positive production performance primarily through higher gas sales, achieving an 11% total production increase. There was limited maintenance on the NCS in the second quarter and a higher maintenance level is expected in the third quarter. Statoil increased international production by 32%, including more than doubling the production in North America compared to the second quarter last year.

Statoil has announced two high-impact discoveries offshore Tanzania and Norway since the previous quarter, continuing the exploration success from 2011 and the first quarter of 2012. Over the past 15 months a total of eight high-impact discoveries have significantly added to Statoil's resource base.

"Since the previous quarter, Statoil has made additional strategic progress, including further implementing the co-operation agreement with Rosneft, successfully completing the divestments of Statoil Fuel & Retail ASA to Alimentation Couche-Tard and NCS assets to Centrica, and sanctioning two projects on the NCS. We continue to leverage our competitive strengths towards delivering on the production ambition of above 2.5 mmboe per day for 2020," says Lund.

Due to higher activity level and higher share of capitalised exploration, Statoil expects to invest around USD 18 billion in capital expenditures in 2012. Statoil now expects to complete around 45 wells with a total activity level at around USD 3.5 billion, excluding signature bonuses.

| | Second quarter | | | First half | | | Full year |
	2012	2011	Change	2012	2011	Change	2011
Net operating income (NOK billion)	62.0	61.0	2%	119.9	111.8	7%	211.8
Adjusted earnings (NOK billion) [8]	45.8	43.7	5%	104.9	90.9	15%	179.9
Adjusted earnings after tax (NOK billion) [8]	11.5	12.9	(11%)	28.2	24.8	14%	50.7
Net income (NOK billion)	26.6	27.1	(2%)	41.9	43.1	(3%)	78.4
Earnings per share (NOK)	8.30	8.46	(2%)	13.05	13.48	(3%)	24.76
Average liquids price (NOK/bbl) [1]	586	610	(4%)	616	593	4%	592
Average invoiced gas prices (NOK/scm)	2.23	2.06	8%	2.24	2.00	12%	2.08
Equity production (mboe per day)	1,980	1,692	17%	2,087	1,831	14%	1,850
Serious incident frequency (SIF)	0.8	1.0		1.0	1.1		1.1

The serious incident frequency (SIF) improved to 0.8 in the second quarter of 2012, coming down from 1.0 in the second quarter of 2011.

Equity production was 1,980 mboe per day in the second quarter, up 17% from 1,692 mboe per day in the same period in 2011.

Adjusted earnings [8] were NOK 45.8 billion in the second quarter, up 5% from NOK 43.7 billion in the second quarter last year.

Adjusted earnings after tax [8] were NOK 11.5 billion, compared to NOK 12.9 billion in the second quarter of 2011.

Net income was NOK 26.6 billion in the second quarter, down 2% from NOK 27.1 billion in the same period in 2011.

Key events since first quarter:

- **Continuing international growth** - production increase from ramp-ups of several fields internationally.
- **Important industrial developments continued on the NCS** - sanctioning the Svalin fast-track and Gullfaks subsea compression projects, installing the Valemon steel jacket in the North Sea and taking the first construction steps for the Aasta Hansteen field in Northern Norway.
- **Portfolio management to enhance value creation** - closed the divestments of Statoil Fuel & Retail ASA to Couche-Tard and NCS assets to Centrica.
- **Strong exploration performance** - two high-impact discoveries: The gas and condensate discovery King Lear in the North Sea is an important contribution to revitalising the NCS with high-value barrels, while the Lavani gas discovery offshore Tanzania supports Statoil's ambition for international growth. High exploration activity with drilling in 22 wells, six discoveries and six awaiting final evaluation. Nine wells ongoing at the end of the second quarter 2012.
- **Early access at scale in new and promising basins** - awarded 26 leases in the first lease sale in the Central Gulf of Mexico since March of 2010. Signed agreements with Rosneft on joint bidding for exploration licenses in the Norwegian Barents Sea and on joint technical evaluation covering two Russian onshore assets. Farmed into shale opportunities in Australia.

OPERATIONAL REVIEW

Operational data	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Average liquids price (USD/bbl)	99.4	112.1	(11%)	105.5	106.2	(1%)	105.6
USDNOK average daily exchange rate	5.90	5.44	8%	5.84	5.59	5%	5.61
Average liquids price (NOK/bbl) [1]	586	610	(4%)	616	593	4%	592
Average invoiced gas prices (NOK/scm)	2.23	2.06	8%	2.24	2.00	12%	2.08
Refining reference margin (USD/bbl) [2]	6.1	2.2	>100%	4.5	2.4	90%	2.3
Production							
Total entitlement liquids production (mboe per day)	995	893	11%	1,008	921	9%	945
Total entitlement gas production (mboe per day)	792	593	34%	870	704	24%	706
Total entitlement liquids and gas production (mboe per day) [3] [4]	1,786	1,486	20%	1,878	1,625	16%	1,650
Total equity liquids production (mboe per day)	1,158	1,075	8%	1,184	1,099	8%	1,118
Total equity gas production (mboe per day)	822	616	33%	903	731	23%	732
Total equity liquids and gas production (mboe per day)	1,980	1,692	17%	2,087	1,831	14%	1,850
Liftings							
Total liquids liftings (mboe per day)	986	823	20%	996	853	17%	910
Total gas liftings (mboe per day)	792	593	34%	870	704	24%	706
Total liquids and gas liftings (mboe per day) [5]	1,778	1,416	26%	1,867	1,557	20%	1,616
Production cost							
Production cost entitlement volumes (NOK/boe, last 12 months) [6]	47	46	3%	47	46	3%	47
Production cost equity volumes (NOK/boe, last 12 months) [7]	43	41	3%	43	41	3%	42

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Total equity liquids and gas production [7] was up 17%, to 1,980 mboe per day in the second quarter, primarily due to increased gas deliveries from the NCS, start-up of production from Pazflor in Angola and Gullfaks South Brent on the NCS. Ramp-up of production on various fields, production from the newly acquired Bakken field in the USA and lower reductions from maintenance activities, added to the increase. The Heidrun redetermination settlement with a relatively high equity production in the second quarter of 2011 and expected natural decline on mature fields, counteracted the increase in equity production.

Total entitlement liquids and gas production was up 20%, to 1,786 mboe per day, impacted by the increase in equity production as described above. The average Production Sharing Agreement (PSA) effect was 194 mboe per day compared to 206 mboe per day in the second quarter of 2011. The lower PSA effect was mainly a result of different factors (e.g. tax barrels, capex uplift, cost recovery) at individual fields that resulted in increased entitlement volumes. The decrease in PSA effects was partly offset by the increase in equity production and lower profit tranches for a number of fields.

Total liquids and gas liftings were 1,778 mboe per day, a 26% increase from 1,416 mboe per day in the second quarter of 2011. In the second quarter of 2012, there was an overlift of 5 mboe per day [3], compared to an underlift of 56 mboe per day in the second quarter of 2011.

Refining reference margin [2] was USD 6.1 per barrel in the second quarter, a significant increase compared to the second quarter of 2011 when the refining reference margin was USD 2.2 per barrel.

The 3% increase in **production cost per boe** [6] was mainly related to higher costs from fields in the production ramp-up phase during the last twelve months resulting in relatively higher cost per boe from new fields coming on stream and increased activity related to well maintenance.

Exploration expenditure (including capitalised exploration expenditure) was NOK 5.1 billion in the second quarter, compared to NOK 3.9 billion in the second quarter of 2011. The NOK 1.2 billion increase was mainly caused by higher drilling activity; 22 wells with drilling activity in the second quarter of 2012 compared to 17 wells in the same period last year. Also, more expensive wells being drilled and increased seismic and field evaluation expenditures added to the increase.

In the second quarter of 2012, a total of 13 **exploration wells** were completed before 30 June 2012, two on the NCS and 11 internationally. Excluding the King Lear discovery announced in July, five wells were announced as discoveries in the second quarter, one on the NCS and four internationally.

First half 2012

Total equity liquids and gas production [7] was up 14% to 2,087 mboe per day in the first half of 2012, primarily because of increased gas deliveries from the NCS, start-up of production from new fields, ramp-up of production on various fields, production from the newly acquired Bakken field in the USA and higher maintenance activities in the first half of 2011. The Heidrun redetermination, operational challenges and expected natural decline in production on mature fields, counteracted the increase in equity production.

Total entitlement liquids and gas production was up 16% to 1,878 mboe per day in the first half of 2012, impacted by the increase in equity production as described above, and by higher PSA effects. The average PSA effect on entitlement production was 208 mboe per day in the first half of 2012 compared to 206 mboe per day in the first half of 2011.

Total liquids and gas liftings were 1,867 mboe per day, compared to 1,557 mboe per day in the first half of 2011. The 20% increase in lifting is based on the increase in entitlement production. In the first half of 2012, there was an overlift position of 2 mboe per day [3], compared to an underlift position of 54 mboe per day in the same period last year.

Refining reference margin [2] was USD 4.5 per barrel in the first half of 2012, compared to USD 2.4 per barrel in the first half of 2011.

Exploration expenditure (including capitalised exploration expenditure) was NOK 11.1 billion in the first half of 2012, compared to NOK 8.3 billion in the same period of 2011. The NOK 2.8 billion increase was mainly due to more expensive wells and an increased number of wells being drilled. Also increased seismic and field evaluation costs added to this increase.

In the first half of 2012 Statoil completed 25 exploration wells, nine on the NCS and 16 internationally. A total of 13 wells were announced as discoveries in the period, six on the NCS and seven internationally.

FINANCIAL REVIEW

IFRS income statement (in NOK billion)	Second quarter 2012	Second quarter 2011	Change	First half 2012	First half 2011	Change	Full year 2011
REVENUES AND OTHER INCOME							
Revenues	186.5	159.5	17%	381.3	305.3	25%	645.6
Net income from associated companies	0.3	0.4	(29%)	0.8	0.9	(7%)	1.3
Other income	13.9	8.8	59%	14.0	14.5	(3%)	23.3
Total revenues and other income	200.7	168.8	19%	396.1	320.7	24%	670.2
OPERATING EXPENSES							
Purchases [net of inventory variation]	100.6	78.6	28%	199.3	148.7	34%	319.6
Operating expenses and selling, general and administrative expenses	17.4	17.7	(1%)	38.6	34.0	13%	73.6
Depreciation, amortisation and net impairment losses	15.5	9.3	67%	30.1	20.3	48%	51.4
Exploration expenses	5.2	2.2	>100%	8.3	5.8	43%	13.8
Total operating expenses	(138.7)	(107.7)	29%	(276.2)	(208.9)	32%	(458.4)
Net operating income	62.0	61.0	2%	119.9	111.8	7%	211.8
Net financial items	(2.5)	0.2	>(100%)	(3.0)	(0.3)	>100%	2.1
Income tax	(32.9)	(34.2)	(4%)	(75.0)	(68.4)	10%	(135.4)
Net income	26.6	27.1	(2%)	41.9	43.1	(3%)	78.4
Non-controlling interests	0.2	0.1	18%	0.4	0.2	87%	(0.3)

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Net operating income was NOK 62.0 billion in the second quarter, an increase of 2% compared to the second quarter last year. Revenues were positively impacted by higher gas prices and increased volumes of liquids and gas sold. The increase was partly offset by lower prices for liquids. Other income increased by 59% to NOK 13.9 billion mainly because of increased gains from the sale of assets. Purchases [net of inventory variation], which represent Statoil's purchases of SDFI [9] and 3rd party volumes, increased by 28%, mainly due to the higher volumes of oil and gas purchased, partly offset by reduced prices of liquids measured in NOK.

Operating expenses and selling, general and administrative expenses were NOK 17.4 billion, slightly down compared to the second quarter of 2011, after being influenced by a reversal of a provision related to the discontinued part of the early retirement pension of NOK 3.8 billion. The increase in depreciation, amortisation and net impairment losses was mainly a result of new fields coming on stream, ramp-up on various fields and a reversal of impairment losses in the second quarter of 2011. The increase in exploration expenses was mainly attributable to higher drilling costs of which a lower portion has been capitalised because of non-commercial wells, lower reversals of previously impaired prospects and signature bonuses and higher exploration expenditures capitalised in previous periods being expensed this quarter.

Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods. See section Use and reconciliation of non-gaap financial measures for more information on Adjusted earnings and a reconciliation to Net operating income.

Adjusted earnings [8]	Second quarter			First half			Full year
(in NOK billion)	2012	2011	Change	2012	2011	Change	2011
Adjusted total revenues and other income	186.6	154.0	21%	384.0	305.6	26%	639.3
Adjusted purchases	99.7	78.6	27%	198.8	149.5	33%	320.3
Adjusted operating expenses and selling, general and administrative expenses	21.1	18.1	16%	42.5	36.1	18%	74.8
Adjusted depreciation, amortisation and net impairment losses	14.8	11.3	31%	29.3	23.2	26%	50.2
Adjusted exploration expenses	5.3	2.3	>100%	8.4	5.9	43%	14.2
Adjusted earnings [8]	45.8	43.7	5%	104.9	90.9	15%	179.9

In the second quarter of 2012, lower value of products in operational storage (NOK 0.9 billion), impairment losses (NOK 0.7 billion) and lower fair values of derivatives (NOK 0.2 billion) and other provisions/adjustments (NOK 0.1 billion) had a negative impact on net operating income, while gain on sale of assets (NOK 13.5 billion) mainly related to the sale of Statoil Fuel and Retail ASA and the divestment of assets on the NCS to Centrica, reversal of a provision related to the discontinued part of the early retirement pension (NOK 3.8 billion), and change in over/underlift position (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.8 billion), **adjusted earnings** were NOK 45.8 billion in the second quarter of 2012.

In the second quarter of 2011, underlift (NOK 2.2 billion) had a negative impact on net operating income while net gain on sale of 40% of the Peregrino asset (NOK 8.8 billion), higher fair values of derivatives (NOK 6.3 billion), reversal of impairment losses (NOK 2.2 billion) and other adjustments (NOK 0.8 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 1.5 billion), **adjusted earnings** were NOK 43.7 billion in the second quarter of 2011.

The 5% increase in adjusted earnings was mainly attributable to increased volumes of liquids and gas sold and higher prices for gas. The increase was partly offset by lower prices for liquids and higher costs mainly reflecting the overall increased activity level.

Adjusted purchases increased by 27%, mainly due to the higher volumes of oil and gas purchased, partly offset by reduced prices of liquids measured in NOK.

Adjusted operating expenses and selling, general and administrative expenses increased by 16%, mainly due to increased operating plant costs related to higher activity level, increased transportation costs related to higher produced and traded gas volumes, increased well maintenance at several fields and increased royalty costs.

Adjusted depreciation, amortisation and net impairment losses were up 31%, mainly due to increased production and because new fields with higher depreciation came on stream in the latter part of 2011. Higher proved reserves partly offset the increase.

Adjusted exploration expenses increased by NOK 3.0 billion which was mainly attributable to higher drilling costs of which a lower portion has been capitalised because of non-commercial wells. Lower reversals of previous impaired prospects and signature bonuses and higher exploration expenditures capitalised in previous periods being expensed in this quarter added to the increase.

Net financial items amounted to a loss of NOK 2.5 billion in the second quarter of 2012, compared to a gain of NOK 0.2 billion in the second quarter of 2011. The change was mainly due to an impairment loss related to a financial investment in the second quarter of 2012, and strengthening of the USD against NOK and EUR in the second quarter of 2012 and weakening of the USD against NOK and EUR in 2011, which creates different currency effects between the quarters.

Exchange rates		30 June 2012	31 December 2011	30 June 2011
USDNOK		5.98	5.99	5.39
EURNOK		7.53	7.75	7.79

Adjusted for foreign exchange effects, interest rate derivatives and the impairment of a financial investment, **net adjusted financial items** before tax amounted to a loss of NOK 0.9 billion in the second quarter of 2012. See table below. The main reason for the loss was the negative development in the stock markets, resulting in a loss on equities held by Statoil's insurance company (Statoil Forsikring a.s.)

Net financial items in the second quarter of 2012 (in NOK billion)	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	(3.4)	0.3	0.6	(2.5)	2.7	0.2
Foreign exchange (FX) impacts (incl. derivatives)	1.9	0.3		1.6		
Interest rate (IR) derivatives			(2.1)	(2.1)		
Impairment of financial investment	2.1			2.1		
Subtotal	4.0	0.3	(2.1)	1.6	(1.6)	0.0
Financial items excluding FX and IR derivatives	0.6	0.0	(1.5)	(0.9)	1.1	0.2

Income taxes were NOK 32.9 billion in the second quarter, equivalent to an **effective tax rate** of 55.3%, compared to an effective tax rate of 55.8% in the second quarter of 2011. The tax rate decreased mainly due to higher capital gains with lower than average tax rates in the second quarter of 2012 compared to the second quarter of 2011. The decreased tax rate was also caused by NOK 6.0 billion lower taxable income than income before tax in the second quarter of 2012 related to currency effects in companies that are taxable in currencies other than the functional currency. The decreased tax rate was partially offset by relatively higher income from the NCS in the second quarter of 2012 compared to 2011. Income from the NCS is subject to a higher than average tax rate.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. **Adjusted earnings after tax**, which excludes net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods. See Use and reconciliation of non-gaap financial measures - reconciliation of adjusted earnings after tax to net income.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

Adjusted earnings after tax by segment [8]	Second quarter					
	2012			2011		
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
Development and Production Norway	39.0	29.3	9.7	37.0	27.7	9.3
Development and Production International	3.3	2.1	1.2	5.9	2.8	3.1
Marketing, Processing & Renewable energy	3.9	3.0	0.9	0.5	0.5	0.0
Fuel & Retail	0.3	0.0	0.3	0.5	0.1	0.4
Other	(0.8)	(0.1)	(0.6)	(0.2)	(0.3)	0.1
Group	45.8	34.3	11.5	43.7	30.8	12.9
Effective tax rates on adjusted earnings			75.1%			70.7%

Adjusted earnings after tax were NOK 11.5 billion, equivalent to an effective tax rate on adjusted earnings of 75.1%, compared to 70.7% in the second quarter last year. The increase in tax rates is mainly explained by relatively higher adjusted earnings from the NCS. Income from the NCS is subject to a marginal tax rate of 78%. The increased tax rate on adjusted earnings in the second quarter of 2012 was also caused by a high tax rate on adjusted earnings from Development and Production International. This was due to relatively higher adjusted earnings from high tax regimes and exploration costs with lower than average tax rate.

Net income amounted to NOK 26.6 billion in the second quarter. In addition to the impact of net operating income as described above, the 2% decrease was mainly attributable to increased net financial losses, partly offset by slightly lower effective tax rates.

First half 2012

In the first half of 2012, **net operating income** was NOK 119.9 billion, an increase of 7% compared to the same period last year. Revenues were positively impacted by increased volumes of liquids and gas sold and higher prices measured in NOK for both liquids and gas. Lower unrealised gains on derivatives and lower gains from sale of assets partly offset the increase in revenues. Purchases (net of inventory variation) increased by 34%, mainly due to increased volumes and higher prices of liquids measured in NOK.

Operating expenses and selling, general and administrative expenses totalled NOK 38.6 billion in the first half of 2012, up 13% compared to first half of 2011, after being influenced by a reversal of a provision related to the discontinued part of the early retirement pension of NOK 4.3 billion. Depreciation, amortisation and net impairment losses were up 48% mainly because of new fields coming on stream and ramp-up of production on various fields in the second half of 2011. Also net reversals of impairment losses in the first half of 2011 added to the increased depreciation costs. Increased exploration expenses of NOK 2.5 billion, mainly due to higher drilling costs and a higher number of wells being drilled, partly offset the increase in net operating income.

In the first half of 2012, lower fair values of derivatives (NOK 2.0 billion), lower values of products in operational storage (NOK 0.5 billion) and impairment losses (NOK 0.7 billion) negatively impacted net operating income, while gain on sale of assets (NOK 13.5 billion), reversal of a provision related to the discontinued part of the early retirement pension (NOK 4.3 billion) and change in over/underlift position (NOK 0.2 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.3 billion), adjusted earnings were NOK 104.9 billion in the first half of 2012.

In the first half of 2011, change in over/underlift position (NOK 3.7 billion) negatively impacted net operating income, while gain on sale of assets (NOK 14.3 billion), higher fair value of derivatives (NOK 3.6 billion), reversals net of impairment losses (NOK 3.1 billion), higher values of products in operational storage (NOK 0.8 billion) and other provisions/adjustments (NOK 1.5 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 1.4 billion) adjusted earnings were NOK 90.9 billion in the first half of 2011.

The 15% increase in **adjusted earnings** was primarily caused by the increase in liquids and gas prices measured in NOK and increased volumes being sold because of the increase in production and liftings.

Adjusted purchases increased by 33%, mainly due to the higher volumes of oil and gas purchased, and higher prices of liquids measured in NOK.

Adjusted operating expenses, and selling, general and administrative expenses increased by 18%, mainly due to increased operating plant costs related to start-up and ramp-up of production on various fields. Also, increased royalties, higher transportation activity due to higher oil volumes and longer distances and increased transportation costs due to lower Gassled ownership share, added to the increase.

Adjusted depreciation, amortisation and net impairment losses increased by 26% mainly because of start-up of new fields in the second half of 2011. In addition, higher investments, ramp-up and higher entitlement production from other fields increased depreciation costs, partly offset by increased reserve estimates.

Adjusted exploration expenses increased by 43%, mainly due to higher drilling costs and a higher number of wells being drilled, lower reversals of previous impaired prospects and signature bonuses, and higher exploration expenditures capitalised in previous periods being expensed in this period.

Net financial items amounted to a loss of NOK 3.0 billion in the first half of 2012, compared to a loss of NOK 0.3 billion in the first half of 2011. The change was mainly due to an impairment loss related to a financial investment in the first half of 2012, and a stable USD against NOK and a strengthening of the USD against EUR in the first half of 2012 and a major weakening of the USD against NOK and EUR in 2011, which creates different currency effects between the first half of 2012 and 2011.

Adjusted for foreign exchange effects, interest rate derivatives and the impairment of a financial investment, **net adjusted financial items** before tax amounted to negative NOK 1.0 billion for the period. See table below. The main reason for the loss is the development in the stock markets, creating only a small gain on equities held by Statoil's insurance company (Statoil Forsikring a.s.) in the first half of 2012.

Net financial items in the first half of 2012 (in NOK billion)	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	(1.4)	0.0	(1.6)	(3.0)	1.7	(1.3)
Foreign exchange (FX) impacts (incl. derivatives)	1.2			1.2		
Interest rate (IR) derivatives			(1.3)	(1.3)		
Impairment of financial investment	2.1			2.1		
Subtotal	3.3	0.0	(1.3)	2.0	0.2	2.2
Financial items excluding FX and IR derivatives	1.9	0.0	(2.9)	(1.0)	1.9	0.9

Income taxes were NOK 75.0 billion in the first half of 2012, equivalent to an **effective tax rate** of 64.1%, compared to 61.3% in the first half of 2011.The increase is mainly explained by relatively higher income from the NCS, which is subject to higher than average tax rate.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

Adjusted earnings after tax by segment [8]	First half					
	2012			2011		
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
Development and Production Norway	86.1	65.0	21.2	76.4	57.4	19.0
Development and Production International	10.2	4.7	5.5	11.0	6.6	4.5
Marketing, Processing and Renewable energy	8.5	6.6	1.9	3.3	2.6	0.7
Fuel & Retail	0.6	0.2	0.5	0.9	0.2	0.6
Other	(0.6)	0.3	(0.9)	(0.6)	(0.6)	(0.0)
Group	104.9	76.7	28.2	90.9	66.2	24.8
Effective tax rates on adjusted earnings			73.1%			72.8%

Adjusted earnings after tax were NOK 28.2 billion, equivalent to an effective tax rate on adjusted earnings of 73.1%, compared to 72.8% in the first half last year.

In the first half of 2012, **net income** amounted to NOK 41.9 billion. In addition to the impact of net operating income as described above, the 3% decrease was mainly attributable to a higher effective tax rate and increased loss on net financial items.

OUTLOOK

Organic capital expenditures for 2012 (i.e. excluding acquisitions and capital leases), are estimated at around USD 18 billion.

The Company will continue to mature its large portfolio of exploration assets and expects to complete around 45 wells in 2012 with a total **exploration activity** level at around USD 3.5 billion, excluding signature bonuses.

Statoil has an ambition to continue to be in the top quartile, of its peer group, for **unit of production cost**.

Planned maintenance is expected to have a negative impact on the quarterly production of approximately 110 mboe per day in the third quarter of 2012, of which two thirds are planned on the NCS. In total, the maintenance is estimated to have an impact on equity production of around 50 mboe per day for the full year 2012, of which most are liquids.

Equity production for 2012 is estimated to grow by around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production [10]. Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

For the period beyond 2012, Statoil has an ambition to reach an equity production above 2.5 million barrels per day of oil equivalent in 2020 [10]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a growth rate of 2 to 3% (CAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (CAGR) of 3 to 4%. The 2013 production is expected to be around the 2012 level.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE

INDICATIVE EFFECTS ON 2012 RESULTS



(NOK billion)
8
20
Oil price:
+ USD 10/bbl
7
23
Gas price:
+ NOK 0.50/scm
8
21
Exchange rate:
USDNOK +0.50
The sensitivity analysis shows the estimated 12 months effect of changes in parameters. The changes in parameters do not have the same probability.
Net income effect
Net operating income effect before tax

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USD/NOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2011 and the 2011 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Second quarter 2012

The total recordable injury frequency was 3.2 in the second quarter of 2012 compared to 4.0 in the second quarter of 2011. The serious incident frequency improved from 1.0 in the second quarter of 2011 to 0.8 in the second quarter of 2012. There were no fatal accidents in the second quarter of 2012.

The volume of accidental oil spills increased from 5 cubic meters in the second quarter of 2011 to 15 cubic meters in the second quarter of 2012. The number of accidental oil spills increased from 101 in the second quarter of 2011 to 103 in the second quarter of 2012.

First half 2012

The total recordable injury frequency was 3.6 in the first half of 2012 compared to 4.6 in the same period last year. The serious incident frequency improved from 1.1 in the first half of 2011 to 1.0 in the first half of 2012. There were no fatal accidents in the first half of 2012.

The volume of accidental oil spills decreased from 23 cubic meters in the first half of 2011 to 21 cubic meters in the first half of 2012. The number of accidental oil spills increased from 180 in the first half of 2011 to 189 in the first half of 2012.

	Second quarter		First half		Year
HSE	2012	2011	2012	2011	2011
Total recordable injury frequency	3.2	4.0	3.6	4.6	4.4
Serious incident frequency	0.8	1.0	1.0	1.1	1.1
Accidental oil spills (number)	103	101	189	180	376
Accidental oil spills (cubic metres)	15	5	21	23	44

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

Operational data	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Prices							
Liquids price (USD/bbl)	99.6	111.6	(11%)	105.9	105.9	0%	105.6
Liquids price (NOK/bbl)	587.8	607.2	(3%)	618.6	591.4	5%	592.3
Transfer price natural gas (NOK/scm)	1.91	1.76	9%	1.86	1.64	14%	1.64
Production							
Entitlement liquids (mboe per day)	648	672	(4%)	676	688	(2%)	693
Entitlement natural gas (mboe per day)	668	518	29%	748	628	19%	624
Total entitlement liquids and gas production (mboe per day) [4]	1,316	1,190	11%	1,423	1,316	8%	1,316
Liftings							
Liquids (mboe per day)	674	625	8%	684	648	6%	673
Natural gas (mboe per day)	668	518	29%	748	628	19%	624
Total liquids and gas liftings (mboe per day) [5]	1,342	1,144	17%	1,432	1,276	12%	1,297

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Average daily production of liquids decreased by 4%, mainly due to Heidrun redetermination settlement with a relatively high equity production in the second quarter of 2011, no production from Tordis in the second quarter of 2012 due to corrosion problems, and swivel challenges (water injection) at Norne. In addition, expected reductions due to natural decline on mature fields contributed to the decrease. These effects were partly offset by a new well in production at Morvin and new production from Gullfaks Sør Brent, and lower effects on turnarounds compared to the same quarter last year at several fields.

Average daily production of gas increased by 29%, mainly due to higher gas off-take at Troll and Oseberg, higher regularity in 2012 and new production from Gullfaks Sør Brent, higher production from Kvitebjørn in 2012 compared to the same quarter last year due to drilling in a depleted reservoir in 2011, higher ownershare at Snøhvit, and lower effects on turnarounds compared to the same quarter last year at several fields. This increase was partly offset, mainly due to natural decline at several fields.

First half 2012

Average daily production of liquids decreased by 2%, mainly related to Heidrun redetermination settlement with a relatively high equity production first half of 2011, Grane gascooler problems and expected reductions due to natural decline on mature fields. These effects were partly offset by a new well at Morvin and Oseberg, increased water injection compared to 2011 and new wells at Gullfaks, and lower effects on turnarounds compared to the same period last year at several fields.

Average daily production of gas increased by 19%, mainly related to higher gas off-take at Troll and Oseberg, new wells in production and high regularity at Gullfaks, and higher production from Kvitebjørn in 2012 compared to the same period last year due to drilling in depleted reservoir in 2011. This increase was partly offset by natural decline at several fields.

FINANCIAL REVIEW

IFRS income statement (in NOK billion)	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Total revenues and other income	60.7	50.4	20%	122.5	102.8	19%	212.1
Operating expenses and selling, general and administrative expenses	6.1	5.5	11%	13.2	10.9	21%	24.7
Depreciation, amortisation and net impairment losses	7.6	6.9	10%	15.1	14.0	8%	29.6
Exploration expenses	0.5	0.8	(36%)	1.0	2.1	(51%)	5.1
Total operating expenses	14.2	13.2	7%	29.3	27.0	9%	59.4
Net operating income	46.5	37.2	25%	93.2	75.8	23%	152.7

Adjusted earnings [8] (in NOK billion)	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Adjusted total revenues and other income	52.9	50.7	4%	114.8	104.4	10%	210.3
Adjusted operating expenses and selling, general and administrative expenses	6.4	6.0	5%	13.2	12.0	10%	25.2
Adjusted depreciation, amortisation and net impairment losses	7.0	6.9	1%	14.5	14.0	3%	29.6
Adjusted exploration expenses	0.5	0.8	(36%)	1.0	2.1	(51%)	5.1
Adjusted earnings [8]	39.0	37.0	5%	86.1	76.4	13%	150.4

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Net operating income for Development and Production Norway was NOK 46.5 billion compared to NOK 37.2 billion in the second quarter of 2011. The increase was mainly attributable to a gain on sale of NCS assets to Centrica, increased oil and gas production and a positive USD/NOK exchange rate, but partly offset by a decrease in the price of oil and increased operating expenses.

In the second quarter of 2012, gain on sale of NCS assets to Centrica (NOK 7.5 billion), overlift (NOK 1.0 billion) and reversal of provision related to the discontinued part of the early retirement pension (NOK 0.7 billion) had a positive impact on net operating income. An unrealised loss on derivatives (NOK 1.0 billion), impairment on Glitne (NOK 0.6 billion) and other adjustments (NOK 0.2 billion) had a negative impact on net operating income. In the second quarter of 2011, underlift (NOK 1.8 billion) negatively impacted net operating income. An unrealised gain on derivatives (NOK 1.9 billion) had a positive impact on net operating income.

Adjusted for these items, **adjusted earnings** increased by NOK 2.0 billion. The increase was primarily driven by higher revenues and decreased exploration expenses, partly offset by increased operating expenses and depreciation, amortisation and impairment losses.

Adjusted total revenues and other income increased by 4%, primarily driven by a positive effect of NOK 3.8 billion due to increased production of gas, higher transfer sales price of natural gas (measured in NOK) which had a positive impact of NOK 0.8 billion, and a positive exchange rate deviation effect of NOK 2.7 billion. The increase was partly offset by a negative effect of NOK 1.3 billion due to decreased production of liquids, and lower realised liquids price that had a negative impact of NOK 3.9 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 5%, mainly due to increased operating plant costs related to higher activity levels and increased well maintenance at some fields.

Adjusted depreciation, amortisation and net impairment losses increased by 1%, mainly due to net increased production and increased investments, primarily offset by increased proved reserves.

Adjusted exploration expenses decreased by NOK 0.3 billion, mainly due to lower drilling activity. In addition, a reduction in exploration expenditure capitalised in previous years being expensed in the second quarter of 2012 contributed to the decrease.

First half 2012

In the first half of 2012, **net operating income** for Development and Production Norway was NOK 93.2 billion compared to NOK 75.8 billion in the first half of 2011. The increase was mainly attributable to a gain on sale of NCS assets to Centrica, increased oil and gas production and a positive USD/NOK exchange rate, but partly offset by a decrease in the price of oil and increased operating expenses.

In the first half of 2012, the gain related to a sale of NCS assets to Centrica (NOK 7.5 billion), reversal of provision related to the discontinued part of the early retirement pension (NOK 0.7 billion) and overlift (NOK 0.6 billion) positively impacted net operating income. An unrealised loss on derivatives (NOK 0.9 billion), impairment on Glitne (NOK 0.6 billion) and other adjustments (NOK 0.1 billion) negatively impacted net operating income. In the first half of 2011, underlift (NOK 2.7 billion) negatively impacted net operating income. An unrealised gain on derivatives (NOK 2.2 billion) positively impacted net operating income.

Adjusted for these items, **adjusted earnings** increased by 13%. The increase was primarily driven by higher revenues and other income and decreased exploration expenses, partly offset by increased operating expenses and depreciation, amortisation and impairment losses.

Adjusted total revenues and other income increased by 10%, primarily driven by a positive effect of NOK 4.9 billion due to increased production of gas and liquids, higher transfer sales price of natural gas (measured in NOK) which had a positive impact of NOK 2.4 billion, and a positive exchange rate deviation effect of NOK 3.3 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 10%. This was mainly due to increased operating plant costs related to higher maintenance activity and well maintenance on some fields.

Adjusted depreciation, amortisation and net impairment losses increased by 3%, mainly due to net increased production, but partly offset by increased proved reserves.

Adjusted exploration expenses decreased by NOK 1.1 billion, mainly due to lower drilling activity, higher capitalisation and no exploration expenditures capitalised in previous years being expensed in 2012.

Portfolio developments since last quarter:
- High-impact discovery: The gas and condensate discovery King Lear in the North Sea is an important contribution to revitalising the NCS with high-value barrels.
- Submitted PDO of Svalin fast-track project in North Sea.
- Enhancing recovery through subsea compression project at Gullfaks sanctioned by Board of Directors.
- Valemon steel sub-structure installed at the field in June.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

Operational data	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Prices							
Liquids price (USD/bbl)	98.8	113.1	(13%)	104.6	107.0	(2%)	105.7
Liquids price (NOK/bbl)	582.9	615.2	(5%)	611.1	597.5	2%	592.8
Production							
Entitlement liquids (mboe per day)	347	221	57%	332	232	43%	252
Entitlement natural gas (mboe per day)	124	75	66%	123	76	61%	82
Total entitlement liquids and							
gas production (mboe per day) [3] [4]	470	296	59%	455	308	47%	334
Total equity liquids production							
(mboe per day)	510	404	27%	508	411	24%	426
Total equity gas production							
(mboe per day)	154	98	57%	155	103	50%	108
Total equity liquids and							
gas production (mboe per day)	664	502	32%	663	514	29%	534
Liftings							
Liquids (mboe per day)	312	198	58%	312	206	52%	237
Natural gas (mboe per day)	124	75	66%	123	76	61%	82
Total liquids and gas liftings							
(mboe per day) [5]	436	272	60%	435	282	54%	318

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Average daily entitlement production of liquids and gas increased by 59%, mainly due to higher equity production in the second quarter of 2012 and a lower negative effect from Production Sharing Agreements (PSA). The PSA effect on entitlement production was 194 mboe per day in the second quarter of 2012, compared to 206 mboe per day in the second quarter of 2011. The decrease in PSA effect was mainly due to increased entitlement factors for individual fields, partly offset by increased PSA effect from increased equity production.

Average daily equity production of liquids increased to 510 mboe per day in the second quarter of 2012, up 27%. The increase was mainly related to the start-up of production from Pazflor (Angola) in the third quarter of 2011 and Caesar-Tonga (GoM) in the first quarter of 2012, Bakken in the U.S. which was acquired in the fourth quarter of 2011, ramp-up of Peregrino (Brazil) which started production in the second quarter of 2011, Murzuq (Libya) due to suspended production in the second quarter of 2011 and ramp-up of Leismer (Canada). The increase was partly offset by decreased production from ACG (Azerbaijan) mainly due to well limitations and operational issues, Kizomba B (Angola) due to natural decline and Girassol (Angola) due to turnaround.

Average daily equity production of gas increased from 98 mboe per day in the second quarter of 2011 to 154 mboe per day in the second quarter of 2012. The increase was mainly related to additional wells at Marcellus and Eagle Ford (U.S) and better market conditions at In Salah (Algeria).

First half 2012

Average daily entitlement production of liquids and gas was 455 mboe per day in the first half of 2012, compared to 308 mboe per day in the first half of 2011. The increase in entitlement production was mainly due to higher equity production in the first half of 2012. The PSA effect on entitlement production was 208 mboe per day in the first half of 2012, compared to 206 mboe per day in the first half of 2011.

Average daily equity production of liquids increased by 24%, mainly related to the start-up of production from Pazflor in the third quarter of 2011 and Caesar-Tonga in the first quarter of 2012, Bakken which was acquired in the fourth quarter of 2011, ramp-up of Peregrino which started production in the second quarter of 2011, Murzuq due to suspended production in the first half of 2011 and Leismer (ramp-up). The increase was partly offset by decreased production from ACG mainly due to well limitations and operational issues, Tahiti due to natural decline, In Amenas due to reduced well potential and revised equity share and Kizomba B due to natural decline.

Average daily equity production of gas increased by 50%, mainly related to additional wells at Marcellus and better market conditions at In Salah and Shah Deniz (Azerbaijan).

FINANCIAL REVIEW

IFRS income statement (in NOK billion)	Second quarter 2012	2011	Change	First half 2012	2011	Change	Full year 2011
Total revenues and other income	19.0	22.9	(17%)	40.1	41.6	(4%)	70.9
Purchases [net of inventory variation]	0.3	(0.1)	>(100%)	0.6	(0.0)	>(100%)	0.7
Operating expenses and selling, general and administrative expenses	4.7	3.2	48%	9.5	6.0	59%	14.9
Depreciation, amortisation and net impairment losses	6.7	1.1	>100%	12.7	4.6	>100%	13.8
Exploration expenses	4.7	1.4	>100%	7.3	3.7	96%	8.7
Total operating expenses	16.4	5.6	>100%	30.0	14.3	>100%	38.1
Net operating income	2.6	17.3	(85%)	10.1	27.3	(63%)	32.8

Adjusted earnings [8] (in NOK billion)	Second quarter 2012	2011	Change	First half 2012	2011	Change	Full year 2011
Adjusted total revenues and other income	20.1	13.8	45%	40.7	27.8	47%	57.3
Adjusted purchases	0.3	(0.1)	>(100%)	0.6	(0.0)	>(100%)	0.7
Adjusted operating expenses and selling, general and administrative expenses	5.0	3.3	53%	9.9	6.3	58%	14.9
Adjusted depreciation, amortisation and net impairment losses	6.7	3.2	>100%	12.7	6.7	89%	16.0
Adjusted exploration expenses	4.8	1.5	>100%	7.4	3.8	94%	9.0
Adjusted earnings [8]	3.3	5.9	(44%)	10.2	11.0	(7%)	16.8

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

In the second quarter of 2012, **net operating income** for Development and Production International was NOK 2.6 billion compared to NOK 17.3 billion in the same period last year.

Net operating income in the second quarter of 2012 was positively impacted by a gain of NOK 0.2 billion related to sale of assets and reversal of impairment of NOK 0.1 billion, whereas underlift of NOK 0.9 billion impacted net operating income negatively. In the second quarter of 2011, a gain of NOK 8.8 billion from the sale of a 40% share in Peregrino in Brazil, net impairment reversals of NOK 2.3 billion and other adjustments of NOK 0.8 billion impacted net operating income positively. An underlift of NOK 0.4 billion affected net operating income negatively in that period.

Adjusted for these items, **adjusted earnings** were NOK 3.3 billion compared to NOK 5.9 billion. The increase in revenues and other income was more than offset by increased exploration expenses and depreciation, amortisation and impairment losses.

Adjusted total revenues and other income were NOK 20.1 billion, up 45%, driven primarily by higher entitlement production which increased revenues by NOK 8.0 billion. The increase was partly offset by lower realised liquids and gas prices (measured in NOK) which reduced revenues by NOK 1.1 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 53%, primarily driven by increased royalty expenses of NOK 0.9 billion. In addition, higher production and ramp-up of new fields increased the expenses.

Adjusted depreciation, amortisation and net impairment losses increased from NOK 3.2 billion to NOK 6.7 billion. Start-up of new fields (Pazflor, Bakken, Caesar-Tonga and Kizomba Satellites) increased depreciation costs by approximately NOK 2.2 billion. In addition, ramp-up and net increased entitlement production from other fields increased depreciation.

Adjusted exploration expenses amounted to NOK 4.8 billion in the second quarter of 2012. The increase of NOK 3.3 billion was mainly due to increased expenses of non-commercial wells and increased seismic and field evaluation costs.

First half 2012

In the first half of 2012, **net operating income** for Development and Production International was NOK 10.1 billion compared to NOK 27.3 billion in the same period last year.

Net operating income for the first half of 2012 was positively impacted by a gain of NOK 0.2 billion from the sale of Lorien in the Gulf of Mexico and NOK 0.1 billion from a signature bonus reimbursement, whereas an underlift of NOK 0.4 billion impacted net operating income negatively. Net operating income for the first half of 2011 was positively impacted by NOK 14.4 billion from gains from the sale of a 40% share in Peregrino and a 40% share of the Canadian oil sands assets, net impairment reversals of NOK 2.3 billion and other adjustments of NOK 0.8 billion. An underlift of NOK 1.0 billion and unrealised loss on derivatives of NOK 0.1 billion negatively impacted net operating income in the first half of 2011.

Adjusted for these items, **adjusted earnings** in the first half of 2012 and 2011 were NOK 10.2 billion and NOK 11.0 billion, respectively. The increase in adjusted total revenue and other income was more than offset by increased expenses related to ramp-up and start-up of new fields after the first half of 2011 and increased exploration and depreciation expenses.

Adjusted total revenues and other income increased by 47%. The increase was primarily driven by higher entitlement production and higher realised liquids and gas prices (measured in NOK) which had positive impact of NOK 12.9 billion and NOK 0.9 billion respectively.

Adjusted operating expenses, and selling, general and administrative expenses increased from NOK 6.3 billion to NOK 9.9 billion, primarily driven by increased royalty expenses of NOK 2.1 billion. In addition, higher production and ramp-up of new fields increased expenses.

Adjusted depreciation, amortisation and net impairment losses increased from NOK 6.7 billion to NOK 12.7 billion, primarily explained by start-up of new fields after June 2011, which increased depreciation costs by approximately NOK 5.2 billion. In addition, ramp-up and net increased entitlement production from other fields increased depreciation.

Adjusted exploration expenses amounted to NOK 7.4 billion in the first half of 2012. The increase of NOK 3.6 billion was mainly due to increased expenses of non-commercial wells and increased seismic and field evaluation costs.

Portfolio developments since last quarter:
- The Kizomba Satellites Phase 1 started production on 18 May.
- High impact discovery (Lavani) offshore Tanzania.
- The frame agreement for Shtokman expired 30 June.
- First steps in Rosneft cooperation; signed agreements for joint technical evaluation and joint bidding for exploration licenses in the Norwegian Barents Sea.
- High bidder on 26 leases in the June Gulf of Mexico lease sale. With the additions, Statoil will control more than 350 leases in the Gulf of Mexico, further securing its significant leaseholder position.
- Farmed into shale opportunities in Australia.
- Entered into an agreement on 2 July to sell two producing assets in the Gulf of Mexico, closing of the transaction is expected to occur in early August.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	Second quarter			First half			Full year
Operational data	2012	2011	Change	2012	2011	Change	2011
Refining reference margin (USD/bbl) [2]	6.1	2.2	>100%	4.5	2.4	90%	2.3
Contract price methanol (EUR/tonne)	340	305	11%	330	310	6%	308
Natural gas sales Statoil entitlement (bcm)	11.2	8.2	36%	24.4	19.4	26%	39.0
Natural gas sales (third-party volumes) (bcm)	1.5	3.4	(55%)	3.4	6.2	(45%)	11.4
Natural gas sales (bcm)	12.7	11.6	9%	27.7	25.6	8%	50.4
Natural gas sales on commission	0.4	0.3	32%	0.7	0.6	23%	1.3
Average invoiced gas prices (NOK/scm)	2.23	2.06	8%	2.24	2.00	12%	2.08
Transfer price natural gas (NOK/scm)	1.91	1.76	9%	1.86	1.64	14%	1.64
Regularity at delivery point	100%	100%	0%	100%	100%	0%	100%

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Natural gas sales volumes amounted to 12.7 billion standard cubic meters (bcm), up 9%. The increase was mainly related to higher entitlement production both on NCS and in the U.S. Of total gas sales in the second quarter of 2012, entitlement gas amounted to 11.2 bcm and 0.6 bcm was related to the Norwegian State's direct financial interest (SDFI) share of US gas sales. In the second quarter of 2011, 8.2 bcm of total gas sales was entitlement gas and 1.1 bcm was the SDFI share of US gas sales.

Volume weighted **average invoiced natural gas sales price** increased by 8%, due to higher gas prices linked to contracts for oil products as well as gas indexed prices.

Refinery throughput in the second quarter of 2012 was higher than in the second quarter of 2011, both at Mongstad and Kalundborg.

Methanol production in the second quarter of 2012 was at same level as in the second quarter of 2011.

First half 2012

Natural gas sales volumes amounted to 27.7 bcm, up 8%. The increase in total gas sales volumes was mainly related to higher entitlement production. Of total gas sales in the first half of 2012, entitlement gas amounted to 24.4 bcm gas and 1.5 bcm was related to the SDFI share of US gas sales. In the first half of 2011, 19.4 bcm of total gas sales was entitlement gas and 2.2 bcm was the SDFI share of US gas sales.

Volume weighted **average invoiced natural gas sales price** increased by 12%, due to increase in gas prices linked to contracts for oil products as well as gas indexed prices.

Refinery throughput was higher than in the first half of 2011 due to higher on-stream factor and capacity utilisation at both the Mongstad and Kalundborg refineries.

Methanol production decreased by 5% mainly due to unplanned shutdowns.

FINANCIAL REVIEW

IFRS income statement (in NOK billion)	Second quarter 2012	2011	Change	First half 2012	2011	Change	Full year 2011
Total revenues and other income	175.3	147.2	19%	356.7	284.4	25%	610.0
Purchases [net of inventory variation]	163.4	134.3	22%	332.3	262.7	27%	550.5
Operating expenses and selling, general and administrative expenses	7.3	7.4	(2%)	15.9	14.0	14%	28.8
Depreciation, amortisation and net impairment losses	0.7	0.7	(5%)	1.3	0.7	78%	6.0
Total operating expenses	171.4	142.4	20%	349.6	277.4	26%	585.2
Net operating income	3.9	4.8	(20%)	7.1	7.0	1%	24.7

Adjusted earnings [8] (in NOK billion)	Second quarter 2012	2011	Change	First half 2012	2011	Change	Full year 2011
Adjusted total revenues and other income	174.6	142.9	22%	357.7	282.9	26%	594.4
Adjusted purchases	162.5	134.3	21%	331.8	263.5	26%	551.1
Adjusted operating expenses and selling, general and administrative expenses	7.6	7.4	2%	16.2	14.7	10%	29.4
Adjusted depreciation, amortisation and net impairment losses	0.6	0.6	(10%)	1.2	1.5	(23%)	2.7
Adjusted earnings [8]	3.9	0.5	>100%	8.5	3.3	>100%	11.2

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Net operating income for Marketing, Processing and Renewable Energy amounted to NOK 3.9 billion, down 20%.

Net operating income in the second quarter of 2012 included a gain due to periodisation of inventory hedging effects (NOK 0.4 billion), a positive change in fair value of derivatives (NOK 0.3 billion), reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a loss on operational storage (NOK 0.9 billion) and an impairment loss related to a gas fired power station (NOK 0.1 billion). Net operating income in the second quarter of 2011 included a gain due to periodisation of inventory hedging effects (NOK 2.7 billion), a positive change in fair value of derivatives (NOK 1.6 billion) and an impairment loss related to onshore wind assets (NOK 0.1 billion).

Adjusted for these items, **adjusted earnings** were NOK 3.9 billion in the second quarter of 2012, compared to NOK 0.5 billion in the second quarter of 2011. The increase was mainly due to higher volumes and margins on oil and gas sales. The increase was partly offset by lower income from Gassled after the 24.1% share divestment in December 2011.

Adjusted total revenues and other income were up 22%, due to higher prices for gas and higher volumes of oil and gas sold, but partly offset by lower prices for crude and other oil products.

Adjusted purchases were up 21% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses were up 2% to NOK 7.6 billion. The increase was mainly due to increased transportation activity due to higher oil volumes and longer distances (to capitalise on market opportunities), but partly offset by decreased gas transportation cost due to lower booking and tariffs.

Adjusted depreciation, amortisation and net impairment losses were slightly reduced mainly due to lower Gassled ownership.

Adjusted earnings in **Natural Gas processing, marketing and trading** were NOK 3.6 billion in the second quarter of 2012, compared to NOK 1.0 billion in the second quarter of 2011. The increase was due to higher margin from gas sales due to higher prices and volumes, in addition to a positive contribution from trading activities, but partly offset by lower income due to lower Gassled ownership.

Adjusted earnings in **Crude Oil processing, marketing and trading** were NOK 0.5 billion in the second quarter of 2012, compared to an adjusted loss of NOK 0.4 billion in the second quarter of 2011. The increase was due to overall good margins from trading of gas liquids and higher refinery margins.

First half 2012

Net operating income for Marketing, Processing and Renewable Energy amounted to NOK 7.1 billion, up 1%.

Net operating income in the first half of 2012 included a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a gain due to periodisation of inventory hedging effects (NOK 0.1 billion), a negative change in fair value of derivatives (NOK 1.1 billion), a loss on operational storage (NOK 0.5 billion), and an impairment loss related to a gas fired power station (NOK 0.1 billion). Net operating income in the first half of 2011 included a reversal of a provision and an impairment in connection with Cove Point (NOK 1.6 billion), a positive change in fair value of derivatives (NOK 1.3 billion), a gain on operational storage (NOK 0.8 billion), a gain due to periodisation of inventory effects (NOK 0.2 billion) and an impairment loss related to onshore wind assets (NOK 0.1 billion).

Adjusted for these items, **adjusted earnings** were NOK 8.5 billion in the first half of 2012, compared to NOK 3.3 billion in the first half of 2011. The increase was due to higher volumes, higher trading results and higher gas and refining margins, offset by lower income due to lower Gassled ownership.

Adjusted total revenues and other income were up 26% due to higher prices and volume for crude, other oil products and gas sold.

Adjusted purchases were up 26% to NOK 331.8 billion due to the same factors.

Adjusted operating expenses and selling, general and administration expenses were up 10% to NOK 16.2 billion. The increase was mainly due to increased transportation activity due to higher oil volumes and longer distances (to capitalise on market opportunities) and increased external gas transportation cost due to lower Gassled ownership, but partly offset by lower Gassled tariffs.

Adjusted depreciation, amortisation and net impairment losses decreased by 23%, mainly due to lower Gassled ownership.

Adjusted earnings in **Natural Gas processing, marketing and trading** were NOK 7.7 billion in the first half of 2012, compared to NOK 4.3 billion in the first half of 2011. The increase was mainly related to higher margin from gas sales due to increased prices and higher volumes, in addition to a positive contribution from trading, but partly offset by lower income due to lower Gassled ownership.

Adjusted earnings in **Crude Oil processing, marketing and trading** were NOK 1.0 billion in the first half of 2012, compared to an adjusted loss of NOK 0.8 billion in the first half of 2011. The increase was mainly due to an overall strong trading results and higher refinery margins.

Portfolio developments since last quarter:
● Turbine installation completed in July at Sheringham Shoal offshore wind farm in the U.K.

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Up until this transaction SFR has been fully consolidated in the Statoil Group with a 46% non-controlling interest.

In the second quarter interim financial statements, Statoil has recognised a gain of NOK 5.8 billion from the transaction, presented as *Other income* in the Fuel and Retail segment. The gain is exempt from taxes. The gain is excluded from the Group's Adjusted Earnings, see Use and Reconciliation of non-GAAP financial measures for further information about non-GAAP measures.

The net operating income from the underlying business activity in Fuel & Retail in the period from 1 April 2012 to 19 June 2012 has been estimated to NOK 0.3 billion, compared to NOK 0.5 billion in the second quarter of 2011.

The net operating income from the underlying business activity in Fuel & Retail in the period from 1 January 2012 to 19 June 2012 has been estimated to NOK 1.1 billion, compared to NOK 0.9 billion in the first half of 2011.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Condensed cash flow statement (in NOK billion)	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Cash flows from underlying operations [8]	66.3	56.7	9.6	137.1	114.5	22.6	231.1
Cash flows from (to)							
changes in working capital	5.3	7.4	(2.1)	2.5	2.1	0.4	1.9
Changes in current financial investments	(0.5)	(2.4)	1.9	(28.4)	(16.2)	(12.2)	(8.2)
Taxes paid	(34.9)	(28.9)	(6.0)	(54.3)	(44.8)	(9.5)	(112.6)
Other changes	(6.9)	0.0	(6.9)	(8.5)	(1.9)	(6.6)	(0.7)
Cash flows provided by operations	29.3	32.8	(3.5)	48.4	53.6	(5.2)	111.5
Additions to PP&E and intangible assets	(23.7)	(20.2)	(3.5)	(53.6)	(39.4)	(14.2)	(92.2)
Additions through business combinations	-	-	-	-	-	-	(25.7)
Proceeds from sales of assets and business	14.9	18.0	(3.1)	28.8	29.4	(0.6)	29.8
Other changes	(0.8)	2.0	(2.8)	(1.1)	0.6	(1.8)	(0.6)
Cash flows used in investing activities	(9.6)	(0.2)	(9.4)	(25.9)	(9.4)	(16.5)	(88.7)
Net change in long-term borrowing	(3.3)	(4.1)	0.8	(4.7)	(4.4)	(0.2)	2.7
Net change in short-term borrowing	1.8	(4.1)	5.9	1.0	2.3	(1.3)	5.2
Dividends paid	(20.7)	(19.9)	(0.8)	(20.7)	(19.9)	(0.8)	(19.9)
Other changes	(0.5)	(0.2)	(0.3)	(0.6)	(0.4)	(0.2)	(0.7)
Cash flows provided by (used in) financing activities	(22.6)	(28.3)	5.7	(24.9)	(22.4)	(2.5)	(12.8)
Net increase (decrease) in cash flows	(2.9)	4.2	(7.1)	(2.4)	21.8	(24.2)	10.0

The statements below are related to developments in the second quarter of 2012 compared to the second quarter of 2011, and developments in the first half of 2012 compared to the first half of 2011, respectively.

Second quarter 2012

Cash flows provided by operations decreased by NOK 3.5 billion, mainly attributable to increased taxes paid of NOK 6.0 billion and negative changes from increase in non-current items contributing NOK 6.9 billion, which was mainly due to changes in net pension obligation. These effects were partly offset by increased cash flows from underlying operations of NOK 9.6 billion.

Cash flows used in investing activities increased by NOK 9.4 billion, mainly due to lower proceeds from sales of assets and business and higher additions to PP&E and intangible assets. Proceeds from sales were mainly related to payments from the sale of the 54% shareholding in SFR, and sale of NCS assets to Centrica in the second quarter of 2012. Proceeds from sales in the second quarter of 2011 were mainly related to the sale of interests in the Peregrino oil field in Brazil.

Cash flows used in financing activities decreased by NOK 5.7 billion. The change was mainly related to increased short-term borrowing of NOK 5.9 billion.

First half 2012

Cash flows provided by operating activities decreased by NOK 5.2 billion. The decrease was mainly attributable to higher taxes paid of NOK 9.5 billion, negative changes from increase in non-current items contributing NOK 6.6 billion, which were mainly related to changes in net pension obligation, and increase in current financial investments of NOK 12.2 billion. The increase in current financial investments can largely be explained by an increase in cash flows generated from underlying operations which in turn was placed in financial investments. These effects were partly offset by increased cash flows from underlying operations of NOK 22.6 billion.

Cash flows used in investing activities increased by NOK 16.5 billion, mainly due to NOK 14.2 billion higher additions to PP&E and intangible assets. Proceeds from sales of assets and business remain at the same level. In the first half of 2012, the proceeds from sales were mainly related to payments from sale of interest in Gassled, NCS assets to Centrica and the sale of the 54% shareholding in SFR. Proceeds from sales in the first half of 2011 were related to the sale of interests in the Kai Kos Dehseh oil sands in Canada and the Peregrino oil field in Brazil.

Cash flows used in financing activities increased by NOK 2.5 billion. The change was mainly related to decreased short-term borrowing of NOK 1.3 billion, and increased dividends paid of NOK 0.8 billion.

CAPITAL SPENDING

Gross investments (in NOK billion)	Second quarter			First half			Full year
	2012	2011	Change	2012	2011	Change	2011
Development and Production Norway	12.2	9.6	27%	24.4	18.5	32%	41.4
Development and Production International	12.2	8.3	46%	25.9	18.0	43%	84.4
Marketing, Processing and Renewable Energy	1.3	1.1	17%	2.4	2.3	5%	4.6
Fuel & Retail	0.6	0.3	67%	0.9	0.5	97%	1.5
Other	1.2	0.4	>100%	1.7	2.2	(25%)	1.6
Gross investments (1)	27.4	19.8	38%	55.3	41.5	33%	133.6

Gross investments[1] amounted to NOK 27.4 billion in the second quarter of 2012, up NOK 7.6 billion compared to the same quarter last year. The increase was mainly due to the acquisition of the Bakken asset in the U.S. in the fourth quarter of 2011, and a higher activity level in this period.

Gross investments amounted to NOK 55.3 billion in the first half of 2012, up NOK 13.8 billion compared to the first half of 2011. The increase was mainly due to the same factors as mentioned above.

In the first half of 2012, gross investments included expenditures related to exploration, and major development projects as Gudrun, Goliat, Skarv, Valemon, Fast Track projects, Bakken, Marcellus, Eagle Ford, Jack/St Malo, CLOV and PSVM.

FINANCIAL INDICATORS

Financial indicators (in NOK billion)	First half		
	2012	2011	Change
Gross interest-bearing financial liabilities (2)	120.8	109.0	11.8
Net interest-bearing liabilities adjusted (3)	43.5	38.2	5.3
Net debt to capital employed ratio (3)	10.7%	11.3%	(5.3%)
Net debt to capital employed ratio adjusted (3)	12.5%	13.6%	(8.1%)
Current financial investments (4)	48.3	27.7	20.6
Cash and cash equivalents	36.0	50.4	(14.4)

Gross interest-bearing financial liabilities[2] increased by NOK 11.8 billion due to an increase in current bonds, bank loans, commercial papers and collateral liabilities of NOK 2.1 billion and non-current bonds, bank loans and finance lease liabilities of NOK 9.5 billion. New non-current loans increased by NOK 1.5 billion and repayment of non-current loans increased by NOK 6.2 billion from the first half year of 2011 to the first half year of 2012.

Adjusted net interest-bearing liabilities[3] decreased by NOK 5.3 billion, mainly due to an increase in cash and cash equivalents and current financial investments of NOK 6.2 billion, partly offset by an increase in gross financial liabilities of NOK 11.7 billion and an increased change in non-GAAP adjustments to net interest-bearing liabilities of NOK 0.3 billion.

The net debt to capital employed ratio[3] decreased from 11.3% to 10.7%, mainly due to an increase in capital employed of NOK 61.2 billion partly offset by an increase in net financial liabilities of NOK 5.6 billion. Adjusted net debt to capital employed decreased from 13.6% to 12.5% mainly due to the same factors as described above.

Current financial investments[4] increased by NOK 20.6 billion. The increase in short-term investments (three to nine months), which are a part of our cash management system, is highly influenced by the sale of Gassled, the sale of licenses to Centrica and the sale of Statoil Fuel and Retail ASA.

Cash and cash equivalents decreased by NOK 14.4 billion. The decrease mainly reflects a move from cash and cash equivalents to current financial investments as a part of our cash management system.

1) Defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted.

2) Defined as non-current and current bonds, bank loans and finance liabilities.

3) In the calculation of adjusted net interest-bearing liabilities, we make certain adjustments which make net interest-bearing liabilities and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures.

4) Current financial investments consist of short-term investments (three to nine months) and are a part of our cash management system.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2011 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings (including Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
- Adjusted earnings after tax
- Net interest-bearing liabilities adjusted
- Production cost per boe
- Net debt to capital employed ratio
- Cash flows from underlying operations

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

- Adjustments are made for changes in the unrealised **fair value of derivatives** not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
- **Periodisation of inventory hedging effect**: The commercial storage is hedged in the paper market. The commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
- **Operational storage** includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. (Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.)
- **Gain or loss from sales** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Other items of income and expense** are also adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjusted to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended				
	2012		2011		
Reconcilliation of overall operating expenses to production cost					
(in NOK billion)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Operating expenses, Statoil Group	14.1	17.8	17.5	15.3	14.1
Deductions of costs not relevant to production cost calculation					
Operating expenses in Business Areas non-upstream	4.0	6.9	6.4	5.7	6.2
Total operating expenses upstream	10.0	10.9	11.0	9.6	8.0
Operation over/underlift (1)	(0.3)	0.4	(0.2)	0.4	(0.8)
Transportation pipeline/vessel upstream (2)	1.5	1.4	1.3	1.4	1.2
Miscellaneous items (3)	0.8	1.5	1.5	1.0	0.6
Total operating expenses upstream for cost per barrel calculation (4)	8.0	7.6	8.5	6.8	6.9
Entitlement production used in the cost per barrel calculation (mboe/d)	1,786	1,970	1,778	1,573	1,486
Equity production used in the cost per barrel calculation (mboe/d)	1,980	2,193	1,975	1,764	1,692

1) Exclusion of the effect from the over-underlift position in the period. Reference is made to End notes 5.
2) Transportation costs are excluded from the unit of production cost calculation.
3) Consists of royalty payments, removal/abandonment estimates and the guarantee in connection with the Veslefrikk field which are not part of the operating expenses related to production of oil and natural gas in the period.
4) In 2012, Statoil has elected to adjust Total operating expenses upstream only for the effects of footnotes 1-3 and will no longer present further adjustments related to restructuring and Grane gas purchase.

	Entitlement production 30-Jun		Equity production 30-Jun	
Production cost				
(in NOK per boe, last twelve months)*	2012	2011	2012	2011
Production cost per boe	47	46	43	41

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes (mboe/d multiplied by number of days) for the corresponding period.

The calculated **net debt to capital employed ratio** is viewed by Statoil as providing a more complete picture of the group's current debt situation than gross interest-bearing financial liabilities. The calculation uses balance sheet items related to gross interest-bearing financial liabilities and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing liabilities incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing liabilities.

The table below reconciles net interest-bearing liabilities, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK billion, except percentages)	30 June 2012	2011	Full year 2011
Statoil shareholders' equity	303.1	235.8	278.9
Non-controlling interests (Minority interest)	0.7	6.9	6.2
Total equity (A)	303.8	242.6	285.1
Bonds, bank loans, commercial papers and collateral liabilities	14.4	12.2	19.8
Bonds, bank loans and finance lease liabilities	106.3	96.8	111.6
Gross interest-bearing financial liabilities	120.8	109.0	131.4
Cash and cash equivalents	36.0	50.4	40.6
Financial investments	48.3	27.7	19.9
Cash and cash equivalents and financial investment	84.2	78.1	60.5
Net interest-bearing liabilities before adjustments (B1)	36.5	30.9	70.9
Other interest-bearing elements (1)	8.7	9.1	6.9
Marketing instruction adjustment (2)	(1.4)	(1.4)	(1.4)
Adjustment for project loan (3)	(0.4)	(0.5)	(0.4)
Net interest-bearing liabilities before normalisation for cash build up before tax payment (B2)	43.5	38.2	76.0
Normalisation for cash-build up before tax payment (50% of tax payment) (4)	0.0	0.0	0.0
Net interest-bearing liabilities adjusted (B3)	43.5	38.2	76.0
Calculation of capital employed:			
Capital employed before adjustments to net interest-bearing liabilities (A+B1)	340.3	273.5	356.0
Capital employed before normalisation for cash build up before tax payment (A+B2)	347.3	280.8	361.1
Capital employed adjusted (A+B3)	347.3	280.8	361.1
Calculated net debt to capital employed:			
Net debt to capital employed before adjustments (B1/(A+B1)	10.7%	11.3%	19.9%
Net debt to capital employed before normalisation before tax payment (B2/(A+B2)	12.5%	13.6%	21.1%
Net debt to capital employed adjusted (B3/(A+B3)	12.5%	13.6%	21.1%

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring classified as current financial investments.
2) Marketing instruction adjustment is adjustment to gross interest bearing financial liabilities due to the SDFI part of the financial lease in the Snøhvit vessels included in Statoil's balance sheet.
3) Adjustment for project loan is an adjustment to gross-interest bearing financial liabilities due to the BTC project loan structure.
4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 16.6 billion and NOK 14 billion as of June 2012 and 2011, respectively.

Cash flows from underlying operations begin with income before tax and adjust for items with no cash effect, according to definition. The measure provides an indication of cash flows from underlying operations, and is an additional measurement to cash flows provided by operations which also includes changes in working capital, current financial investments, taxed paid and other changes.

Cash flows from underlying operations (in NOK billion)	Second quarter		First half	
	2012	2011	2012	2011
Income before tax	59.5	61.2	116.9	111.5
Adjustments:				
Depreciation, amortisation, impairment	15.5	9.3	30.1	20.3
Exploration expenditures written off	0.7	(0.1)	1.1	0.7
(Gains) losses on foreign currency transactions and balances	5.0	2.1	4.3	3.0
(Gains) losses on sales of asset and other items	(14.0)	(12.5)	(16.2)	(18.3)
(Increase) decrease in net derivative financial instruments	(0.5)	(3.3)	0.9	(2.7)
Cash flows from underlying operations	66.3	56.7	137.1	114.5

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income (in NOK billion)	Second quarter		First half	
	2012	2011	2012	2011
Net operating income	62.0	61.0	119.9	111.8
Total revenues and other income	(14.1)	(14.8)	(12.2)	(15.0)
Change in Fair Value of derivatives	0.6	(3.7)	2.1	(3.8)
Periodisation of inventory hedging effect	(0.4)	(2.5)	(0.1)	0.1
Over/Underlift	(0.1)	2.8	(0.3)	5.2
Other Adjustments	0.0	(0.8)	0.0	(0.8)
Gain/loss on sale of assets	(13.5)	(8.8)	(13.5)	(14.4)
Eliminations	(0.8)	(1.7)	(0.3)	(1.4)
Purchase net of inventory variation	0.9	0.0	0.5	(0.8)
Operational Storage effects	0.9	0.0	0.5	(0.8)
Operating expenses	(3.5)	(0.4)	(3.3)	(1.4)
Over/Underlift	0.0	(0.6)	0.1	(1.5)
Other Adjustments 1)	(3.4)	0.0	(3.4)	0.0
Gain/loss on sale of assets	(0.1)	(0.0)	0.0	0.1
Eliminations	0.0	0.2	0.0	0.0
Selling, general and administrative expenses	(0.1)	(0.0)	(0.6)	(0.7)
Other Adjustments 1)	(0.1)	0.0	(0.6)	0.0
Provisions	0.0	(0.0)	0.0	(0.7)
Depreciation, amortisation and impairment	0.7	(2.0)	0.7	(2.9)
Impairment	0.7	0.4	0.7	0.4
Reversal of Impairment	0.0	(2.4)	0.0	(3.3)
Exploration expenses	(0.2)	(0.1)	(0.2)	(0.1)
Impairment	0.0	0.9	0.0	0.9
Reversal of Impairment	0.0	(1.0)	0.0	(1.0)
Other Adjustments	(0.2)	0.0	(0.2)	0.0
Sum of adjustments	(16.2)	(17.3)	(15.0)	(20.8)
Adjusted earnings	45.8	43.7	104.9	90.9

1) Other adjustments in the second quarter of 2012 include NOK 3.7 billion (Operating expenses) and NOK 0.1 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension. For the first half of 2012, Other adjustments include NOK 3.7 billion (Operating expenses) and NOK 0.6 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		Second quarter		First half	
		2012	2011	2012	2011
Net operating income (NOI)	A	62.0	61.0	119.9	111.8
Tax on NOI	B	35.6	33.6	76.4	67.3
NOI after tax	C = A-B	26.4	27.4	43.5	44.5
Adjustments	D	(16.2)	(17.3)	(15.0)	(20.8)
Tax on adjustments	E	(1.3)	(2.8)	(0.0)	(1.1)
Adjusted earnings after tax	F = C+D-E	11.5	12.9	28.6	24.8
Net financial items	G	(2.5)	0.2	(3.0)	(0.3)
Tax on net financial items	H	(2.7)	0.5	(1.7)	1.1
Net income	I = C+G-H	26.6	27.1	42.2	43.1

Composition of tax expense and effective tax rate in the second quarter of 2012	Before tax	Tax	Tax rate	After tax
Adjusted earnings [8]	45.8	(34.3)	75%	11.5
Adjustments	16.2	(1.3)	8%	14.9
Net operating income	62.0	(35.6)	57%	26.4
Financial items	(2.5)	2.7	110%	0.2
Total	59.5	(32.9)	55%	26.6

Composition of tax expense and effective tax rate for the first half of 2012	Before tax	Tax	Tax rate	After tax
Adjusted earnings [8]	104.9	(76.7)	73%	28.2
Adjustments	15.0	(0.0)	0%	14.9
Net operating income	119.9	(76.7)	64%	43.2
Financial items	(3.0)	1.7	57%	(1.3)
Total	116.9	(75.0)	64%	41.9

END NOTES

1. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
2. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin though, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
3. A total of 13 mboe per day in the second quarter of 2012 and 14 mboe per day in the second quarter of 2011 represent our share of production in associated companies which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
4. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
5. Lifting of liquids corresponds to sales of liquids for Development & Production Norway and Development & Production International. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
6. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.
7. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

8. These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
9. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

   Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

   All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

10. The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the Rosneft cooperation, developments at Johan Sverdrup, the divestment of Gasnor and the sale of producing assets in the Gulf of Mexico; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

Statement on financial compliance

Board and management confirmation

Today, the Board of Directors, the Chief Executive Officer and the Chief Financial Officer reviewed and approved the Statoil ASA consolidated financial statements as of 30 June 2012.

To the best of our knowledge, we confirm that:
- the Statoil ASA consolidated financial statements for the first half of 2012 have been prepared in accordance with IFRSs and IFRICs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group.

OSLO, 25 JULY 2012

THE BOARD OF DIRECTORS OF STATOIL ASA

SVEIN RENNEMO
CHAIR

LILL-HEIDI BAKKERUD   BJØRN TORE GODAL   ROY FRANKLIN

LADY BARBARA JUDGE   EINAR ARNE IVERSEN   GRACE REKSTEN SKAUGEN

JAKOB STAUSHOLM   MORTEN SVAAN

TORGRIM REITAN   HELGE LUND
CHIEF FINANCIAL OFFICER   PRESIDENT AND CEO

Interim financial statements

2nd quarter 2012

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in NOK million)	For the three months ended 30 June 2012	2011	For the six months ended 30 June 2012	2011	For the year ended 31 December 2011
REVENUES AND OTHER INCOME					
Revenues	186,479	159,543	381,280	305,263	645,599
Net income from associated companies	314	444	820	879	1,264
Other income	13,922	8,778	14,016	14,518	23,342
Total revenues and other income	200,715	168,765	396,116	320,660	670,205
OPERATING EXPENSES					
Purchases [net of inventory variation]	(100,625)	(78,625)	(199,251)	(148,706)	(319,605)
Operating expenses	(14,081)	(14,147)	(31,838)	(27,628)	(60,419)
Selling, general and administrative expenses	(3,348)	(3,519)	(6,748)	(6,414)	(13,208)
Depreciation, amortisation and net impairment losses	(15,527)	(9,281)	(30,085)	(20,339)	(51,350)
Exploration expenses	(5,155)	(2,165)	(8,273)	(5,780)	(13,839)
Total operating expenses	(138,736)	(107,737)	(276,195)	(208,867)	(458,421)
Net operating income	61,979	61,028	119,921	111,793	211,784
FINANCIAL ITEMS					
Net foreign exchange gains (losses)	348	(1,450)	(24)	(819)	365
Interest income and other financial items	(3,447)	948	(1,370)	2,367	1,307
Interest and other finance expenses	646	717	(1,590)	(1,840)	385
Net financial items	(2,453)	215	(2,984)	(292)	2,057
Income before tax	59,526	61,243	116,937	111,501	213,841
Income tax	(32,946)	(34,190)	(75,002)	(68,390)	(135,398)
Net income	26,580	27,053	41,935	43,111	78,443
Attributable to:					
Equity holders of the company	26,426	26,922	41,541	42,900	78,787
Non-controlling interests	154	131	394	211	(344)
	26,580	27,053	41,935	43,111	78,443
Earnings per share for income attributable to equity holders of the company:					
Basic	8.30	8.46	13.05	13.48	24.76
Diluted	8.29	8.44	13.03	13.45	24.70
Dividend declared and paid per ordinary share	6.50	6.25	6.50	6.25	6.25
Weighted average number of ordinary shares outstanding	3,182,074,048	3,182,596,063	3,182,280,175	3,182,780,868	3,182,112,843

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited, in NOK million)	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2012	2011	2012	2011	2011
Net income	26,580	27,053	41,935	43,111	78,443
Foreign currency translation differences	9,992	(747)	2,558	(6,546)	6,054
Actuarial gains (losses) on employee retirement benefit plans	1,047	56	1,053	(31)	(7,364)
Change in fair value of available for sale financial assets	0	(94)	0	(198)	(209)
Income tax effect on income and expense recognised in OCI	(275)	(4)	(281)	20	2,028
Other comprehensive income	10,764	(789)	3,330	(6,755)	509
Total comprehensive income	37,344	26,264	45,265	36,356	78,952
Attributable to:					
Equity holders of the company	37,190	26,133	44,871	36,145	79,296
Non-controlling interests	154	131	394	211	(344)
	37,344	26,264	45,265	36,356	78,952

See notes to the interim financial statements.

CONSOLIDATED BALANCE SHEET

(unaudited, in NOK million)	At 30 June 2012	At 31 December 2011	At 30 June 2011
ASSETS			
Non-current assets			
Property, plant and equipment	422,381	407,585	352,896
Intangible assets	91,406	92,674	47,940
Investments in associated companies	9,328	9,217	8,122
Deferred tax assets	3,710	5,704	741
Pension assets	7,423	3,888	7,465
Derivative financial instruments	32,704	32,723	21,992
Financial investments	13,618	15,385	15,359
Prepayments and financial receivables	4,342	3,343	4,080
Total non-current assets	584,912	570,519	458,595
Current assets			
Inventories	23,528	27,770	26,570
Trade and other receivables	77,224	103,261	66,422
Current tax receivables	579	573	1,534
Derivative financial instruments	4,970	6,010	4,161
Financial investments	48,282	19,878	27,746
Cash and cash equivalents	35,963	40,596	50,386
Total current assets	190,546	198,088	176,819
Assets classified as held for sale	0	0	23,266
TOTAL ASSETS	775,458	768,607	658,680

See notes to the interim financial statements.

CONSOLIDATED BALANCE SHEET

(unaudited, in NOK million)	At 30 June 2012	At 31 December 2011	At 30 June 2011
EQUITY AND LIABILITIES			
Equity			
Share capital	7,972	7,972	7,972
Treasury shares	(17)	(20)	(16)
Additional paid-in capital	41,646	41,825	41,627
Additional paid-in capital related to treasury shares	(962)	(1,040)	(836)
Retained earnings	240,210	218,518	187,956
Other reserves	14,219	11,661	(928)
Statoil shareholders' equity	303,068	278,916	235,775
Non-controlling interests	735	6,239	6,851
Total equity	303,803	285,155	242,626
Non-current liabilities			
Bonds, bank loans and finance lease liabilities	106,346	111,611	96,798
Deferred tax liabilities	78,347	82,520	66,956
Pension liabilities	22,271	26,984	22,282
Asset retirement obligations, other provisions and other liabilities	91,871	87,304	69,852
Derivative financial instruments	4,414	3,904	1,199
Total non-current liabilities	303,249	312,323	257,087
Current liabilities			
Trade and other payables	80,077	93,967	68,084
Current tax payable	71,561	54,296	61,201
Bonds, bank loans, commercial papers and collateral liabilities	14,408	19,847	12,242
Derivative financial instruments	2,360	3,019	3,199
Total current liabilities	168,406	171,129	144,726
Liabilities directly associated with the assets classified as held for sale	0	0	14,241
Total liabilities	471,655	483,452	416,054
TOTAL EQUITY AND LIABILITIES	775,458	768,607	658,680

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves: Available for sale financial assets	Other reserves: Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity
At 31 December 2011	7,972	(20)	41,825	(1,040)	218,518	0	11,661	278,916	6,239	285,155
Net income for the period					41,541			41,541	394	41,935
Other comprehensive income					772		2,558	3,330		3,330
Dividend paid					(20,683)			(20,683)		(20,683)
Other equity transactions		3	(179)	78	62			(36)	(5,898)*	(5,934)
At 30 June 2012	7,972	(17)	41,646	(962)	240,210	0	14,219	303,068	735	303,803

* Primarily relates to the sale of Statoil Fuel & Retail ASA. For more information see note 3 *Dispositions*.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves: Available for sale financial assets	Other reserves: Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity
At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395
Net income for the period					42,900			42,900	211	43,111
Other comprehensive income					(11)	(198)	(6,546)	(6,755)		(6,755)
Dividend paid					(19,891)			(19,891)		(19,891)
Other equity transactions		2	(162)	116	23			(21)	(213)	(234)
At 30 June 2011	7,972	(16)	41,627	(836)	187,956	11	(939)	235,775	6,851	242,626

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in NOK million)	For the six months ended 30 June		For the year ended 31 December
	2012	2011	2011
OPERATING ACTIVITIES			
Income before tax	116,937	111,501	213,841
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortisation and impairment losses	30,085	20,339	51,350
Exploration expenditures written off	1,099	661	1,531
(Gains) losses on foreign currency transactions and balances	4,277	2,974	4,741
(Gains) losses on sales of assets and other items	(16,179)	(18,275)	(27,614)
Changes in working capital (other than cash and cash equivalents):			
· (Increase) decrease in inventories	2,593	(2,943)	(4,102)
· (Increase) decrease in trade and other receivables	7,053	8,056	(14,366)
· Increase (decrease) in trade and other payables	(7,132)	(3,000)	20,360
(Increase) decrease in current financial investments	(28,404)	(16,237)	(8,227)
(Increase) decrease in net financial derivative instruments	929	(2,665)	(12,786)
Taxes paid	(54,298)	(44,847)	(112,584)
(Increase) decrease in non-current items related to operating activities	(8,518)	(1,935)	(681)
Cash flows provided by operating activities	48,442	53,629	111,463
INVESTING ACTIVITIES			
Additions through business combinations	0	0	(25,722)
Additions to property, plant and equipment	(45,224)	(35,989)	(85,072)
Exploration expenditures capitalised	(3,928)	(3,147)	(6,446)
Additions to other intangibles	(4,447)	(266)	(709)
Change in non-current loans granted and other non-current items	(1,137)	613	(564)
Proceeds from sale of assets and business*	28,800	29,363	29,843
Cash flows used in investing activities	(25,936)	(9,426)	(88,670)
FINANCING ACTIVITIES			
Issuance of non-current loans	1,500	7	10,060
Repayment of non-current loans	(6,179)	(4,437)	(7,402)
Payment (to) from non-controlling interests	(369)	(213)	(275)
Dividend paid	(20,683)	(19,891)	(19,891)
Treasury shares purchased	(240)	(199)	(408)
Net current loans and other	1,031	2,314	5,161
Cash flows provided by (used in) financing activities	(24,940)	(22,419)	(12,755)
Net increase (decrease) in cash and cash equivalents	(2,434)	21,784	10,038
Effect of exchange rate changes on cash and cash equivalents	(721)	(1,793)	(316)
Cash and cash equivalents at the beginning of the period (net of overdraft) **	38,839	29,117	29,117
Cash and cash equivalents at the end of the period (net of overdraft) **	35,684	49,108	38,839

* Amount in the six months ended 30 June 2012 primarily relates to cash received from the sale of the 24.1% working interest in Gassled which was sold in 2011, the sale of certain licences (Centrica) on the Norwegian Continental Shelf and the sale of the 54% shareholding in Statoil Fuel & Retail ASA. Amount in the six months ended 30 June 2011 and the year ended 31 December 2011 mainly relates to the sale of 40% of the Kai Kos Dehseh oil sands project and 40% of the Peregrino offshore heavy-oil field. Changes in working capital items resulting from the sales are excluded from *Cash flows provided by operating activities* and have been classified as *Proceeds from sale of assets and business*.

** Cash and cash equivalents include a net bank overdraft of NOK 279 million at 30 June 2012, NOK 1,278 million at 30 June 2011 and NOK 1,757 million at 31 December 2011.

See notes to the interim financial statements.

Notes to the Interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's interim financial statements for the second quarter of 2012 were authorised for issue by the board of directors on 25 July 2012.

Basis of preparation

These interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A detailed description of the accounting policies applied is included in the Statoil annual financial statements for 2011. There have been no significant accounting policy changes in the first half of 2012 compared to the annual financial statements for 2011.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain comparative amounts have been reclassified to conform with current period presentation.

The interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements

Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in one or more of these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); Fuel and Retail (FR) (until 19 June 2012 when the segment was sold) and Other.

The Development and Production operating segments, which are organised based on a regional model with geographical clusters or units, are responsible for the commercial development of the oil and gas portfolios within their respective geographical areas, DPN on the Norwegian Continental Shelf, DPNA in North America including offshore and onshore activities in the United States of America and Canada, and DPI worldwide outside of North America and Norway.

Exploration activities are managed by a separate business unit, which has the global responsibility across the group for discovery and appraisal of new exploration resources. Exploration activities are allocated to and presented in the respective Development and Production segments.

The MPR segment is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and LNG), electricity and emission rights; as well as transportation, processing and manufacturing of the above mentioned commodities, operations of refineries, terminals, processing and power plants, wind parks and other activities within renewable energy.

The FR segment marketed fuel and related products principally to retail consumers. Following the sale of Statoil Fuel & Retail ASA (SFR), the FR segment ceased to exist, but the fuel-supply agreement between Statoil and SFR is continuing. Sales of fuel from the MPR segment to SFR are presented as external sales in the MPR segment as of 20 June 2012.

The Other reporting segment includes activities within Global Strategy and Development, Technology, Projects and Drilling and the Corporate Centre, and Corporate Services.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The measurement basis of segment profit is *Net operating income*. *Financial items* and *Income tax* are not allocated to the operating segments.

Segment data for the three and six months ended 30 June 2012 and 2011 is presented below:

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail *	Other	Eliminations	Total
Three months ended 30 June 2012							
Revenues and other income - third party	7,158	5,581	164,968	22,352	342	0	200,401
Revenues and other income - inter-segment	53,553	13,200	10,228	784	0	(77,765)	0
Net income (loss) from associated companies	16	243	101	(1)	(45)	0	314
Total revenues and other income	60,727	19,024	175,297	23,135	297	(77,765)	200,715
Net operating income (loss)	46,510	2,645	3,857	6,119	2,071	777	61,979
Additions to Intangible assets and Property, plant and equipment **	12,196	12,163	1,311	566	383		26,619
Three months ended 30 June 2011							
Revenues and other income - third party	2,638	12,346	134,710	18,248	379	0	168,321
Revenues and other income - inter-segment	47,774	10,065	12,418	850	0	(71,107)	0
Net income (loss) from associated companies	(5)	479	100	1	(131)	0	444
Total revenues and other income	50,407	22,890	147,228	19,099	248	(71,107)	168,765
Net operating income (loss)	37,180	17,254	4,787	543	(234)	1,498	61,028
Additions to Intangible assets and Property, plant and equipment **	9,613	8,851	1,035	331	407		20,237

* Amounts are estimates for the period until 19 June 2012 and include a gain from the sale of SFR.

** Excluding changes in asset retirement obligations.

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail *	Other	Eliminations	Total
Six months ended 30 June 2012							
Revenues and other income - third party	7,688	12,136	334,764	40,146	562	0	395,296
Revenues and other income - inter-segment	114,829	27,291	21,747	1,462	0	(165,329)	0
Net income (loss) from associated companies	31	656	143	(1)	(9)	0	820
Total revenues and other income	122,548	40,083	356,654	41,607	553	(165,329)	396,116
Net operating income (loss)	93,216	10,113	7,105	6,912	2,270	305	119,921
Additions to Intangible assets and Property, plant and equipment **	24,457	25,856	2,289	915	679		54,196
Six months ended 30 June 2011							
Revenues and other income - third party	3,552	20,342	260,787	34,578	522	0	319,781
Revenues and other income - inter-segment	99,234	20,546	23,511	1,464	0	(144,755)	0
Net income (loss) from associated companies	10	685	127	1	56	0	879
Total revenues and other income	102,796	41,573	284,425	36,043	578	(144,755)	320,660
Net operating income (loss)	75,782	27,304	7,013	892	(588)	1,390	111,793
Additions to Intangible assets and Property, plant and equipment **	18,483	18,015	1,859	458	2,019		40,834

* Amounts are estimates for the period until 19 June 2012 and include a gain from the sale of SFR.
** Excluding changes in asset retirement obligations.

In the DPN segment a gain of NOK 7.5 billion was recognised, and presented as Revenues and other income - third party, in the second quarter of 2012 in relation to the sale of Statoil's interests in certain licenses on the Norwegian Continental Shelf. For more information see note 3 *Dispositions.*

In the DPI segment a gain of NOK 8.8 billion was recognised, and presented as Revenues and other income - third party, in the second quarter of 2011 in relation to the sale of 40% of the Peregrino offshore heavy-oil field in Brazil. A gain of NOK 5.6 billion was recognised, and presented as Revenues and other income - third party, in the first quarter of 2011 in relation to the sale of 40% of the Kai Kos Dehseh oil sands project.

In the DPI segment net reversals of impairment losses of NOK 2.3 billion, recognised in the second quarter of 2011, were related to assets in the Gulf of Mexico. The net impairment losses consisted of NOK 1.1 billion of impairment losses and reversals of prior period impairment losses of NOK 3.4 billion.

In the MPR segment a reversal of an earlier impairment loss related to an intangible asset and a reversal of an onerous contract provision of NOK 0.9 billion and NOK 0.7 billion respectively were recognised in the first quarter of 2011.

In the FR segment a gain of NOK 5.8 billion from the sale of SFR was recognised, and presented as Revenues and other income - third party, in the second quarter of 2012. The operating income from the underlying business activity in the FR segment in the period from 1 April 2012 to 19 June 2012 has been estimated to NOK 0.3 billion and NOK 1.1 billion in the period from 1 January 2012 to 19 June 2012. For more information see note 3 *Dispositions.*

As described in Note 8 *Pensions,* the discontinuance of Statoil's gratuity plan resulted in the recognition of a curtailment gain of NOK 3.8 billion in the statement of income in the second quarter of 2012. Of this amount NOK 2.8 billion has been recognised in the Other segment, NOK 0.7 billion in the DPN segment and NOK 0.3 billion in the MPR segment.

3 Dispositions

In April 2012 Statoil closed an agreement with Centrica, entered into in November 2011, to sell interests in certain licences on the Norwegian Continental Shelf for a total consideration of NOK 8.6 billion. The consideration includes a cash payment of NOK 7.1 billion, a contingent element and the responsibility for tax payments for the period between 1 January 2012 and the transaction date. The contingent element relates to production in a four year period and is capped at NOK 0.6 billion. A gain of NOK 7.5 billion has been recognised in the Development and Production Norway segment in the second quarter of 2012 and presented as *Other income*. The transaction is subject to the tax exemption rules in the Norwegian Petroleum Tax system and the gain includes a release of deferred tax liabilities related to the transaction.

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction SFR has been fully consolidated in the Statoil group with a 46% non-controlling interest. In the second quarter interim financial statements, Statoil has recognised a gain of NOK 5.8 billion from the transaction, presented as *Other income*. The gain is exempt from taxes and has been presented in the Fuel and Retail segment.

4 Financial items

Interest income and other financial items include gains and losses from commercial paper investments nominated in DKK, EUR, GBP and NOK. For the three and six months ended 30 June 2012 losses of NOK 1.9 billion and NOK 1.0 billion, respectively, were recognised primarily because of the strengthening of the USD. For the corresponding periods in 2011, gains of NOK 0.2 billion and NOK 0.9 billion, respectively, were recognised due to the weakening of the USD.

Included in *Interest income and other financial items* for the three and six months ended 30 June 2012 is an impairment loss of NOK 2.1 billion related to an available for sale financial investment.

Interest and other finance expenses includes fair value effects on interest rate swap positions, which are used to manage the interest rate risk on external loans. For the three months ended 30 June 2012 and 2011 fair value gains of NOK 2.1 billion and NOK 1.6 billion respectively, caused by decreased interest rates, were recognised. For the corresponding six months period, fair value gains recognised were NOK 1.3 billion and NOK 0.7 billion, respectively.

5 Income taxes

(in NOK million)	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2012	2011	2012	2011	2011
Income before tax	59,526	61,243	116,937	111,501	213,841
Income tax	(32,946)	(34,190)	(75,002)	(68,390)	(135,398)
Equivalent to a tax rate of	55.3%	55.8%	64.1%	61.3%	63.3%

The tax rate for the three months ended 30 June 2012 was reduced as a result of tax exempted dispositions. This was partly offset by a relatively high portion of the income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate. The relatively low tax rate for the three months ended 30 June 2012 also reduced the tax rate for the six months ended 30 June 2012.

The tax rates for the three and six months periods ended 30 June 2011 were primarily influenced by capital gains and reversals of impairments in entities with lower than average tax rates and a relatively low portion of income from the Norwegian Continental Shelf which is subject to a higher than average tax rate.

6 Property, plant and equipment and Intangible assets

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2011	407,585	92,674
Additions	54,332	4,696
Transfers	3,095	(3,095)
Disposals	(12,344)	(1,657)
Expensed exploration expenditures previously capitalised	0	(900)
Depreciation, amortisation and net impairment losses	(30,034)	(248)
Effect of foreign currency translation adjustments	(253)	(64)
Balance at 30 June 2012	422,381	91,406

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as *Exploration expenses* or *Depreciation, amortisation and net impairment losses* on the basis of their nature as exploration assets (*Intangible assets*) or development and production assets (*Property, plant and equipment*), respectively. Net impairment losses and reversals of intangible assets of NOK 197 million, included above in Depreciation, amortisation and net impairment losses, are presented in the Consolidated statement of income as *Exploration expenses*.

7 Provisions, commitments, contingent liabilities and contingent assets

In 2012 Statoil has entered into certain new operational lease contracts for drilling rigs, which contribute to an increase in the group's total future leasing commitments. The new drilling rig contracts involve future minimum lease payments of NOK 29 billion and have terms ranging from four months to eight years.

During the second quarter of 2012 the major part of the financial exposure related to price review claims, for which arbitration previously had been requested, has been settled on commercial terms with no significant impact on the interim financial statements.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Pensions

In April 2012 Statoil decided to discontinue the company's supplementary (gratuity) part of the early retirement scheme for employees born after 1953. A number of individual early retirement contracts will be continued.

The national Norwegian "agreement-based early retirement plan" (AFP) and the supplementary gratuity company plan have been, from an accounting perspective, regarded as constituting one combined defined benefit plan for early retirements benefits.

Following the discontinuance of the gratuity plan, a curtailment gain of NOK 3.8 billion has been recognised in the statement of income in the second quarter of 2012. For the six months period ended 30 June 2012 the curtailment amount was NOK 4.3 billion, including NOK 0.5 billion related to Statoil Fuel and Retail ASA's redesign of its defined benefit plans from the first quarter of 2012.

Employees remain entitled to the early retirement benefits available under the AFP plan or under a similar company specific plan. The AFP plan is a multi-employer defined benefit plan. International Accounting Standard (IAS) 19 *Employee Benefits* requires that an entity's proportionate share of the defined benefit obligations in such plans are recognised as liabilities in the balance sheet to the extent that sufficient information is available and a reliable estimate of the obligation can be made. Statoil has determined its share of this obligation based on the estimated AFP benefits to be received by Statoil employees, combined with other relevant public information, as actuarial information in respect of the total membership of the AFP arrangement is limited. After performing sensitivity analyses, Statoil has assessed this to be a sufficiently reliable estimate for recognition purposes. Accordingly, after the discontinuance of the gratuity plan, Statoil's share in the AFP plan continues to be recognised as a defined benefit obligation.

Projected benefit obligation specified by funded and unfunded plans

(in NOK million)	At 30 June 2012	At 31 December 2011
Funded pension plans	(48,208)	(48,078)
Unfunded pension plans	(22,228)	(26,966)
Projected benefit obligation at the end of the period	(70,436)	(75,044)

No changes were made to the actuarial assumptions used to determine the benefit costs and obligations compared to the annual financial statements for 2011.

HSE accounting



Total recordable injury frequency

The total recordable injury frequency specifies the number of fatalities, lost-time injuries, cases of substitute work and other injuries requiring treatment by a medical professional per million hours worked. Statoil and contractor employees are included.



Serious incident frequency

The serious incident frequency specifies the number of serious incidents (including near misses) per million hours worked. Statoil and contractor employees are included.



Lost-time injury frequency

The lost-time injury frequency specifies the number of fatalities and lost-time injuries per million hours worked. Statoil and contractor employees are included.



Oil spills

Oil spills (cubic metres) cover unintentional oil spills to the natural environment from Statoil operations.